Exhibit 99.1
VectivBio Nominates Paul R. Carter and Murray W. Stewart for Election to its Board of Directors
- Industry veterans bring decades of clinical, regulatory and commercial management expertise to VectivBio -
- Nominees will stand for election at an Extraordinary General Meeting of shareholders on September 2, 2021 -

BASEL, Switzerland, July 12, 2021 (GLOBE NEWSWIRE) -- VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions, today announced it has nominated Paul R. Carter and Murray W. Stewart, DM, FRCP, for election as Independent Non-Executive Directors on its Board of Directors. For more than two decades, Mr. Carter and Dr. Stewart have led several global clinical, regulatory and commercial operations in the biopharmaceutical industry.

“The start of our Phase 3 trial evaluating our lead drug candidate, apraglutide, in Short Bowel Syndrome with Intestinal Failure and our Initial Public Offering on Nasdaq have established a new stage of growth for VectivBio,” said Tom Woiwode, Ph.D., Chairman of VectivBio. “We believe that Paul and Murray will play a prominent role in guiding VectivBio as we prepare for potential approval and commercialization. Murray’s notable accomplishments in clinical development and regulatory affairs, and Paul’s impressive track record of successful global drug launches and ongoing commercialization activities, will serve as important resources as we further build our organization with the purpose of delivering rare disease therapies to patients in need.”

Mr. Paul R. Carter served in senior executive roles for a decade at Gilead Sciences, most recently as Executive Vice President of Commercial Operations, leading Gilead’s launch and commercialization efforts globally. Previously, he worked for 15 years at GlaxoSmithKline (GSK), where he served in increasingly senior management roles in a number of territories, including as Head of International Business in Asia. Over the past five years, Mr. Carter has been involved with several public and private biopharmaceutical companies as a Board Member and Senior Advisor. He is a Fellow of the Chartered Institute of Management Accountants in the UK and holds a degree in Business Studies from the Ealing School of Business and Management.

Murray W. Stewart, DM, FRCP, is the Chief Medical Officer of Rhythm Pharmaceuticals, a biopharmaceutical company focused on the treatment of rare genetic disorders of obesity, and guided Imcivree® to FDA approval in November 2020. Prior to Rhythm, he was the Head of Research & Development at Novelion Therapeutics, where he oversaw global medical affairs for Juxtapid® and Myalept®, two marketed products for rare metabolic diseases. Previously, Dr. Stewart spent 18 years at GlaxoSmithKline (GSK), serving most recently as Chief Medical Officer, and formerly as Head of Metabolic Pathways and Cardiovascular Therapy and Clinical Head of Biopharm. Preceding his career in drug development, Dr. Stewart was a physician and received his Bachelor of Medicine and Doctor of Medicine from Southampton Medical School. He is a Fellow of the Royal College of Physicians.

An Extraordinary General Meeting (EGM) of shareholders will be held on September 2, 2021, at 2:00 p.m. CEST / 8:00 a.m. EDT. The sole agenda item of the EGM will be the election of Mr. Carter and Dr. Stewart as new members of the Board of Directors. The invitation, which will contain the proposals and further details on the EGM, will be published in due course.

About VectivBio AG
VectivBio (Nasdaq:VECT) is a global, clinical-stage biotechnology company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions with high unmet medical need. VectivBio is committed to pursuing product candidates with a clear mechanism of action and the potential to meaningfully transform and improve the lives of patients and their families. VectivBio’s product candidate, apraglutide, is a next-generation GLP-2 analog being developed as a differentiated therapeutic for a range of rare gastrointestinal diseases. Apraglutide is currently being evaluated in a global Phase 3 clinical trial as a once-weekly treatment for short bowel syndrome with intestinal failure. VectivBio also plans to initiate clinical studies of apraglutide in additional indications, including graft versus host disease, where GLP-2 is believed to be central to disease pathophysiology.

Forward Looking Statement
Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the success of development and commercialization efforts with respect to VectivBio’s product candidate and VectivBio’s plans to initiate additional clinical studies of apraglutide and to expand its rare disease product portfolio. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the impacts of the ongoing COVID-19 pandemic, including interruptions or other adverse effects on clinical trials and delays in regulatory review; delay in or failure to obtain regulatory approval of VectivBio’s product candidate and successful compliance with FDA and other governmental regulations applicable to product approvals; the risks inherent in drug development and in conducting clinical trials; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 8, 2021 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

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Investors
Graham Morrell
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